February 2, 2009

Via EDGAR and Facsimile (703) 813-6963

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549
Attention:  Tia Jenkins

Re:	Imagin Molecular Corporation
Form 10-KSB/A for
Fiscal year ended December 31, 2007
Filed November 10, 2008
Response Letter Dated December 1, 2008
File No.: 000-23873

Dear Ms. Jenkins:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Imagin Molecular Corporation, the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated December 1, 2008 (the “Comment Letter”), and to illustrate the amendments made to the filing on Form 10-KSB/A, filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

General

1.	We remind you to provide the acknowledgements listed in the closing comments of this letter.

Please note that the Issuer hereby specifically acknowledges:

•	the Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission February 2, 2009 Page 2 of 4

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting, page 15

2.
In light of your restatements for periods ended September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008, please advise us of your reconsideration with respect to your conclusion of effectiveness of internal controls over financial reporting.  In this regard , disclose  the following:

a)	The impact of the restatement on your assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting.

b)	Whether the weaknesses that led to the restatement constituted one or more material weaknesses.

c)	A description of the corrective actions that you have taken or plan to take.

Based on the restatements of our financial statements for periods ended September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008 due to the adoption of the equity method of accounting for our investment in the securities of Positron Corporation, we have concluded that the Issuer’s disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007.

Our management has identified the following material weaknesses that led to the restatement of our financial statements:

1.
Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Issuer utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Issuer and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions. In the case of the restatement of the investment in Positron securities, a periodic review (not less than quarterly) and discussion of significant transactions (i.e. increasing advances to a related party) may have led to more timely adoption of the proper method of accounting.

2.
Audit Committee and Financial Expert. The Issuer does not have a formal audit committee with a financial expert, and thus the Issuer lacks the board oversight role within the financial reporting process.

We intend to initiate measures to remediate the identified material weaknesses including, but not necessarily limited to, the following:

Securities and Exchange Commission February 2, 2009 Page 3 of 4

•
Establishing a formal review process of significant accounting transactions that includes participation of the Chief Executive Officer, the Chief Financial Officer and the Issuer’s corporate legal counsel.

•
Form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will among other things, assure that management controls and procedures are in place and being maintained consistently.

Consolidated Balance Sheets, page 25

3.
We note your response to comment 2 of our letter dated June 17, 2008, in which Mr. Rooney has approved an amendment that increases the number of authorized shares of common stock that will be effective upon the twentieth day following the filing of Form DEF 14C.  It does not appear that settlement is within control of the Issuer as Mr. Rooney is not an employee of the Issuer.  Furthermore, an increase in the authorized number of shares does not appear to have been effected.  Thus, please tell us why you do not believe liability classification under EITF 00-19 would be appropriate.  In addition, please expand your footnote 10 to described when the preferred stock is convertible.

Notes to Consolidated Financial Statements, page 30

Note 5. Due from Related Party page 34

4.
We note that your balance for notes receivable from Positron was $2,248,875 and $1,346,000 at September 30, 2008 and December 31, 2007, respectively.  We further note from review of Positron’s filings that it experienced negative cash flows and operating losses in each of fiscal 2006, 2007 and the nine-months ended September 30, 2008.  Please tell us whether you believe your note receivable is recoverable and explain to us in reasonable detail the basis for your determination.

This issues relative to both these comments have been rendered irrelevant as a result of the reorganization and share exchange on November 18, 2008 among the Issuer, Positron Corporation (“Positron”) and Solaris Opportunity Fund, L.P. (“Solaris”)(the “Exchange”).  Pursuant to the terms of the Exchange, Solaris surrendered to the Issuer all of its securities of the Issuer in exchange for two convertible promissory notes in the aggregate amount of $2,248,875 made by Positron in favor of the Issuer.  A copy of the Securities Exchange Agreement is attached to the Issuer’s Form 10-Q filed on November 13, 2009 as Exhibit 2.1.

Securities and Exchange Commission February 2, 2009 Page 4 of 4

Note 6. Imagin Diagnostic Centres Inc. Convertible Notes Receivable and Restatement. Page 34

5.
We note from the last paragraph of page 34 that as of December 31, 2007, the carrying value of your investment in Positron was $1,368,486, which is higher than the market value of $272,000.  Furthermore, the carrying value of your investment as of September 30, 2008, was $1,251,430, which is higher than the then market value of $308,000.  Please tell us how you considered the guidance in paragraphs 6(b) and 19(h) of APB 18 in determining whether your investment in Positron has experienced an other-than-temporary impairment.  If you determine that your investment is impaired, tell us the period in which you believe the impairment occurred and the basis for your determination.

Please note that the disclosed market values of $272,000 as of December 31, 2007 and $308,000 as of September 30, 2008 reflects  the market value of only the 4,000,000 shares of Positron common stock owned by the Company. Our investment in Positron also includes 722,358 shares of Positron Corporation Series B Preferred Stock. Each share of Positron’s Series B Preferred Stock is convertible into 100 shares of Positron common stock.  Due to the restrictions on sale or transfer of the Series B securities, the significant number of underlying common shares relative to Positron’s outstanding common shares and our accounting treatment of the investment, we believe disclosure of the fair market value of the common shares underlying the Series B Preferred Stock to be irrelevant.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

IMAGIN MOLECULAR CORPORATION

By:	/s/ Corey Conn
Corey Conn
Chief Financial Officer